                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                              GENOMICA CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              GENOMICA CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

             COMMON STOCK, PAR VALUE $0.001 PER SHARE (INCLUDING THE
                        ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    37243Q101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                 TERESA W. AYERS
                             CHIEF EXECUTIVE OFFICER
                              GENOMICA CORPORATION
                                1715 38TH STREET
                             BOULDER, COLORADO 80301
                                 (720) 565-4500
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                 WITH COPIES TO:

                            JAMES C.T. LINFIELD, ESQ.
                           DEWAYNE R. YOUNGBERG, ESQ.
                               COOLEY GODWARD LLP
                       380 INTERLOCKEN CRESCENT, SUITE 900
                           BROOMFIELD, COLORADO 80021
                                 (720) 566-4000

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
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   This amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed by Genomica Corporation in connection with the exchange offer by Exelixis, Inc. for shares of common stock of Genomica. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

ITEM 9. EXHIBITS

(a)(5)  Press Release, dated December 18, 2001, issued by Exelixis and Genomica.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GENOMICA CORPORATION



                                          By:   /s/ TERESA W. AYERS
                                             -----------------------------------
                                             Name:  Teresa W. Ayers
                                             Title: Chief Executive Officer


Dated:  December 19, 2001
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                                 Exhibit Index


ITEM 9. EXHIBITS

(a)(5)  Press Release, dated December 18, 2001, issued by Exelixis and Genomica.